Item 77I Deutsche Latin America Equity Fund (a series of Deutsche International Fund, Inc.)

Institutional Class shares for Deutsche Latin
America Equity Fund commenced operations on February 2, 2015. Institutional Class shares are sold solely to eligible institutions and other eligible investors, without a front-end sales load, a CDSC, or a Rule 12b-1 plan providing for a distribution fee or service fee, but for certain funds with a service plan providing for a service fee.